EXHIBIT 12

3M COMPANY

AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Three months
	Ended
	March 31,	Year	Year	Year	Year	Year
	2007	2006	2005	2004	2003	2002
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$2,091	$5,625	$4,828	$4,303	$3,448	$2,775

Add:

Interest expense	41	139	101	88	103	100

Interest component of the ESOP benefit expense	2	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	17	70	64	60	53	45

Less:
Equity in undistributed income of 20-50% owned companies	1	6	4	6	7	10

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$2,150	$5,836	$4,999	$4,457	$3,611	$2,926

FIXED CHARGES

Interest on debt	43	138	94	78	93	100

Interest component of the ESOP benefit expense	2	8	10	12	14	16

Portion of rent under operating leases representative of the interest component	17	70	64	60	53	45

TOTAL FIXED CHARGES	$62	$216	$168	$150	$160	$161

RATIO OF EARNINGS TO FIXED CHARGES	34.7	27.0	29.8	29.7	22.6	18.2

* First-quarter 2007 results included net pre-tax gains of $653 million, with net benefits from gains related to the sale of 3M’s branded pharmaceuticals business in Europe partially offset by an increase in environmental liabilities and restructuring actions. 2006 results included net pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business. 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc. 2002 includes net pre-tax losses of $202 million, primarily related to the 2001/2002 corporate restructuring program.